Cía Minera Mexicana
— Durango, Mexico

Avino Silver & Gold Mines Ltd

A Tailings Resource

N 24° 32’ W 104°38’

October 2005

Bryan Slim, MBA PEng

MineStart •
Management Inc.

MineStart •
Management Inc.

7 October 2005

Avino Silver & Gold Mines Ltd
400, 455 Granville Street
Vancouver,
British Columbia
V6C 1T1
Attn: Mr D. Wolfin, President

Dear Sirs,
Cía Minera Mexicana de Avino SA de CV
Inferred resource in the oxide tailings Avino mine

We are pleased to forward your study on the above company.

This study, per you requirements and which based on our site inspections and follow-up investigations including detailed sampling, assaying and metallurgical testing of oxidic tailings in 2004/5, has allowed for a sufficiently detailed comparison with the 1990 drill sampling of the tailings that we accept the latter results. The metallurgical testing remains to be validated.

As such it is our professional opinion the 1990 data has allowed us to estimate an inferred resource of 2M t of 95 g/t silver and 0.5 g/t gold within the oxide tailings.

The Avino property offers choices between tailings development, reserve development to restart the mine and exploration in mineral concessions surrounding the mine. We believe this calls for the development of a strategic plan to examine costs and benefits and to set priorities and budgets for the property development based on management requirements.

We thank you for this opportunity to be of assistance to Avino Silver & Gold Mines Ltd and offer our services for the ongoing development.

Yours sincerely
MineStart Management Inc

Bryan Slim, BSc, MBA, PEng
Consulting Mining Engineer
A9-05100.071
att

SUMMARY

Avino Silver & Gold Mines Ltd wishes to increase its ownership of Cía Minera Mexicana de Avino, SA de CV of Durango Mexico from its present holding of 49% to 100%. The principle asset of Cía Minera is the Avino mine where from 1976 to 2001 the mine produced about 497 t of silver, 3 t of gold and 11 000 t copper. Avino Silver has held its 49% share of the assets since 1968.

In 1990 Cia Minera carried out a 34 hole sampling programme of the tailings with 461 samples assayed and in 2004 Avino commissioned a field programme to provide data for independent investigation of the 1990 drilling results as to assay grades and volume and examine the metallurgical characteristics.

This study has identified an inferred resource of 2M tonne of 95 g/t silver and 0.5 g/t gold for the oxide portion of the Avino mine tailings for which a trial 90 day column leach of a composite sample indicated 73% silver and 79% gold recovery.

The Avino mine is about 82 km northeast of the city of Durango and lies within a core mineral concession block covering about 980 ha. The underground workings of which some parts have a history going back 100 years or more, have been developed over 1 200 m on strike and some 400 m deep. Continuity of strike was proved by Cía Minera when, by drifting, they connected three of the old mine workings as part of the rehabilitation and sampling programme, and completed about 2 500 m of drifting and cross-cuts as well as 8 000 m of surface and underground diamond drilling.

Until 1992 production was from an open-cut in the oxide zone but because of the then high stripping ratio an underground mine was developed in the deeper, sulphide zone. The presently worked ore bodies occur as silicified fault breccia whose dip 60-70° southwards favours trackless, sub-level stoping. Current underground mining extends over 200 m vertically and is serviced from a spiral ramp. A flotation plant on site has a reported capacity of 1 000 t/d and since 1993 has produced a copper concentrate which has been sold, with credits paid for the silver and gold, to a toll smelter. Delays in smelter payments for concentrates and closure of the smelter for toll processing led to the suspension of mine operations at the end of 2001.

The Avino property offers choices between tailings development, reserve development to restart the mine and exploration in mineral concessions surrounding the mine. Recommendations are made for the first instance in securing surface land use agreements and developing a strategic plan to examine costs and benefits to set priorities and budgets for the property development. Part of this strategic planning is the need for detailed prospecting and sampling over the concessions for which we estimate a cost of $C 14 000.

TABLE OF CONTENTS

SUMMARY

TABLE OF CONTENTS

1    INTRODUCTION
1.1 Preamble
1.2 This Study
121 Terms of Reference
122 Purpose of the Report
1.3 Sources of Information
1.4 Field Activity of the Qualified Person
1.5 Disclaimer

2    PROPERTY
2.1 Preamble
2.2 Mineral Property
2.3 Mineral Tenure
231 Mineral Title
.1 Concession Holder
.2 Operator
.3 Issuer
232 leased Concessions
233 Royalties
2.4 Surface Tenure
2.5 Environmental Liabilities
2.6 Permits
261 Avino Permit
262 Environmental Agencies
2.7 Situation, Access and Physiography
2.8  Infrastructure and Local Resources

3    HISTORY
3.1 Preamble
3.2 Discovery
3.3 Ownership
3.4 Issuer Exploration History
341 Issuer Definition
342  Early Exploration
343 Property
344 Mine
345 Tailings
3.5 Reserves/Resources
351 Open-Cut
352 Underground Mine
353 Mexican Reserve Definitions
354 Tailings
3.6 Mine Production
3.7 Historical Metallurgical Testing of Tailings
iii vi 1 1 1 1 1 1 2 2 7 7 7 7 7 7 8 8 9 12 12 12 13 13 13 13 15 17 17 17 17 19 19 19 19 20 21 24 24 24 24 25 26 29

4    GEOLOGY
4.1 General
4.2 Structural Geology
4.3 Ore Bodies
431 Veins
432 Mineralisation
433 Hydrothermal Alteration
4.4 Mine Geology
4.5 Property

5    AVINO MINE HISTORICAL OPERATIONS
5.1 Preamble
5.2 production
5.3  Operations
531  Underground Mining
532  Mineral Processing
533 Concentrates
534  Tailings
5.4 Production Control
541 Mining
542 Metallurgical Balance
5.5 Current Status

6    TAILINGS INVESTIGATIONS
6.1 Preamble
6.2 Results and Analysis of 2004 Tailings Sampling
621 Purpose
622 Anomaly characteristics
623 Composite assays by fence
624 Downstream decreases in assays
625 Factors arising from the downstream construction
626 Conclusions
6.3 Exploration, Operators and Uncertainty
631 Operators
632 Data Reliability
6.4 Sample Pits
6.5 Sampling Methods
651 Sampling Methods et al
652 Sampling and Recovery factors
653 Sample Quality
654 Geological Controls
6.6 Sample Preparation, Analysis and Security
6.7 Data Verification
6.8 Adjacent Properties
6.9 Metallurgical Investigations
31 31 31 32 32 32 33 36 37 39 39 39 39 39 40 41 42 42 42 43 44 45 45 45 45 45 46 49 50 51 51 51 51 52 52 52 55 55 55 55 56 57 57

7    RESOURCE ANALYSIS AND ESTIMATE
7.1 The Argument
711 Overview
712 Tailings Volume
713 Assay Grades
714 Grade below the top 4 m sampled in 2004
7.2 The Opinion

8    DISCUSSION AND CONCLUSIONS
8.1 Discussion
8.2 Conclusions

9    DEVELOPMENT RECOMMENDATIONS AND BUDGET
9.1 Recommendations
9.2 Preliminary Budget
57 58 58 58 59 60 61 63 63 64 65 65 65

Author's certificate

Table
2-1    Mineral concessions - Avino mine-site
3-1    Historical reserves allocated to production Nov 2001
3-2    Mexican historical ore-mill feed definitions
3-3    1990 Historical estimate of tailings
3-4    Avino Mine Production as concentrate ex underground sulphides ore
3-5    Avino Mine Production as concentrate ex open-cut ore
3-6    Avino mine -Summary of recoveries for various cyanidation leaches of tailings
5-1    Silver and gold recoveries 1987-2001
6-1    Sample assays from 2004 programme
6-2    Fence assay comparison of tailings 2004 pit sampling with 1990 drilling
6-3    Decrease in downstream tailings fence assay values from 1990 drilling results
6-4    Downstream percentage decrease in tailings mass and assays for particles > 150 µm

7-1    Author's mathematical check of 1990 historical estimate

Figure
2-1    Mean monthly rainfall at Panuco de Coronado 1961-90
2-2    Mean monthly temperatures
6-1    Grouped frequency plot showing normal distribution of 1990 silver assays
6-2    Grouped frequency plot showing normal distribution of 1990 silver assays

Plate
2-1    Map of Mexico showing Avino
2-2    Cia Minera concession map as of July 2005
2-3    Mine-site access map
3-1    Avino minesite in early 1900s
3-2    Exploration holes around the underground mine
3-3    Preliminary area prospecting and mapping
4-1    Avino mine geology
4-2    Open cut at Avino
6-1    Drill hole plot of 1990 tailing sampling
6-2    2004 Sample pit plan on tailings
6-3    Sampling in a 2004 pit
6-4    Some 2004 sample pits on middle bench with excavating underway

1    INTRODUCTION

1.1    PREAMBLE

Avino Silver & Gold Mines Ltd is proposing to increase its ownership of Cía Minera Mexicana de Avino, SA de CV of Durango Mexico from its present holding of 49% to 100%, and has retained MineStart Management Inc to assist by reviewing the company's assets and provide a comprehensive report.

1.2    THIS STUDY

121    TERMS OF REFERENCE

Avino Silver & Gold Mines has retained MineStart to review the minesite, draw conclusions and make recommendations in support of the companies plans, including an examination of tailings resource potential, in a written report to meet regularity requirements.

122    PURPOSE OF THE REPORT

MineStart was advised this report is intended to document the Avino mine to support a buyout and provide recommendations for work programmes and support a financing if needed.

1.3    SOURCES OF INFORMATION

Sources of information have included site examinations and investigations, various historical engineering, geological and management reports compiled about the project or site. Discussions have been held with management personal from Avino Silver & Gold and Cía Minera Mexicana as well as Ing Pedro Sánchez Mejorada mining engineer and metallurgist1. Additional information has been derived from the 2004 tailings sampling programme and subsequent assaying and metallurgical characterisation by PRA in Vancouver, Canada in a programme designed and supervised by J Yee PEng. Ad hoc discussions with professional associates have provided further insights. We also acknowledge the assistance and information provided by Sr Bernardo Ysita del Hoyo, general director of Cía Minera Mexicana and Ing José Carlos Rodríguez Moreno a former Avino geologist during our visits and inspections and Snr Mercedes Ling, manager of Cía Minera in Durango.

1 for 20 years Ing Pedro Sánchez was president of Industrias Peñoles SA de CV the largest silver producer in the world and now chairman of Cía Minera Mexicana

Specific references to persons, reports and other information or data are noted as footnotes to superscript text notations.

1.4    FIELD ACTIVITY OF THE QUALIFIED PERSON

In June/July 2004 the author designed, implemented and directed a field tailings sampling-programme for material for assaying and metallurgical characterisation testing in Canada. Prior to this the author had carried out a preliminary investigation in 2003, which included surficial tailings sampling and scoping metallurgical testing2.

1.5    DISCLAIMER

For parts of this report the author has relied on third party information, reports and geological information and metallurgical characterisation generated from either various exploration programs or testing and evaluation carried out by companies and individuals. The data reported by these entities is generally presented without comment as judged appropriate unless the author is aware of the situation. Unless otherwise stated the author has not independently confirmed the accuracy of the data.

Any descriptions of the properties provided herein, including concession numbers, areas, locations, etc., are for general orientation only and are not to be construed as legal descriptions. No opinion on ownership is given or implied. It is for Avino Silver & Gold MInes Ltd to investigate and confirm tenure.

2 the operation has been closed since November 2001 and technical staff were not available for discussions or to provide documents

Cia Minera Mexicana
Avino Silver and Gold Mines Ltd
Location Map

Base		Scale:	Scale bar
Region:	Mexico	Rpt Date:	Oct 2005
		Plate	2-1

2    PROPERTY

2.1    PREAMBLE

Part 2 Property, describes the Avino mine property and tenure as well as the site and infrastructure and notes the environmental certification and agencies as well as infrastructure.

2.2    MINERAL PROPERTY

The current Avino mine property, which is in the municipality of Panuco de Coronada in the state of Durango, is made up of mineral concessions in three parcels which are held or leased by Cía Minera Mexicana de Avino SA de CV with a total area coverage of 981 ha as listed in Table 2-1 and shown in Plate 2 2. 3 4

Consistent with the mining regulations of Mexico, cadastral surveys will have been carried out for all the listed mineral concessions as part of the field staking prior to recording.

2.3    MINERAL TENURE

231    MINERAL TITLE

.1    Concession Holder

Exploitation concessions, which can be held for 50 years before renewal, are subject to the payment of taxes, for which the rate increases the longer the concessions are held. The mineral concession holder of record is liable for the taxes.5 Table 2-1 lists the concession holder per concessions.

3  MineStart compiled Table 2-1 and Plate 2-1 from documents supplied by Cía Minera Mexicana de Avino; other possible concessions may exist but their documentation is incomplete
4  mineral concessions in Mexico do not include surface rights, access/use rights have to be obtained from their land owners as agreements or purchases
5  payments are current for the Cía Minera concessions listed Table 2-1 - pers comm Snr Mercedes Ling, manager Cía Minera

.2    Operator

Compañie Minera Mexicana de Avino, SA de CV is the operator of the mine.

.3    Issuer

Avino Silver & Gold MInes Ltd, ‘the issuer’, currently owns 49% of Compañie Minera Mexicana de Avino, SA de CV.

Table 2-1 List of mineral concessions - Avino mine-site

Concession	No	Area ha	From	To	Concession holder

Exploration
Aranjuez	214612	96.00	2 Oct 2001	1 Oct 2007	Cía Minera
Avino Grande IX	216005	19.56	2 Apr 2002	1 Apr 2008	Cía Minera
Avino Grande VIII	215224	22.88	14 Feb 2002	13 Feb 2008	Cía Minera
El Trompo	164044	81.55	13 Oct 1989	12 Oct 2039	Cía Minera
Exploitation
Aguila Mexicana	215733	36.77	12 Mar 2002	29 Jun 2044	Cía Minera
El Caracol	215732	102.38	12 Mar 2002	20 Apr 2044	Cía Minera
El Fuerte	216103	100.33	9 Apr 2002	14 Dec 2048	Cía Minera
Fernando	205401	72.13	29 Aug 1997	28 Aug 2047	Cía Minera
Gran Lucero	189477	161.47	5 Dec 1990	4 Dec 2015	Cía Minera
Los Angeles	154410	23.71	25 Mar 1971	24 Mar 2021	Cía Minera
Negro José	218252	58.00	17 Oct 2002	16 Oct 2052	Cía Minera
Purisima Chica	155597	136.71	30 Sep 1971	29 Sep 2021	Cía Minera
San Carlos	117411	4.45	11 Dec 1986	10 Dec 2036	Cía Minera
San Jose[6]	164985	8.00	13 Aug 1979	12 Aug 2004	Cía Minera
San Martin de Porres	222909	30.00	15 Sep 2004	14 Dec 2054	Cía Minera
San Pedro y San Pablo	139615	12.00	22 Jun 1959	21 Jun 2011	Cía Minera
Santa Ana	195678	136.18	14 Sep 1992	13 Sep 2017	Cía Minera
		882.13

Leased Exploitation
Unificacion La Platosa	170585	98.83			Stackpole

232    LEASED CONCESSIONS

Exploitation rights to and for the Unification La Platosa are granted, by a mineral lease agreement, to Compañie Minera Mexicana de Avino from Minerales de Avino SA de CV. The two concessions, Primer Rey

6  expiration now 12 Aug 2029 - changes to legislation which allow a full 50 year life for an exploitation concession - Perito Sanchez as cited Snr Mercedes Ling email to MineStart (12 May 2005

Avino Mine
Avino Silver and Gold Mines Ltd
Must be read in conjunction with §2 of report	Mineral Concessions Map
	Base:	Cía Minera	Scale:	Scale bar
	Region:	Durango	Map date:	Oct 2005
	Country:	Mexico	Plate:	2-2

Avino Mine
Avino Silver and Gold Mines Ltd
Mineral Concessions Map
Base:	Cía Minera	Scale:	Scale bar
Region:	Durango	Rpt date:	Oct 2005
Country:	Mexico	Plate:	2-3

and Avino y Emma, are included in the lease agreement, but being discrete and lying under the town of San José de Avino are not considered part of the core concessions per this study. The agreement is valid until 31 October 2010.

233    ROYALTIES

By the agreement per § 232, Compañie Minera Mexicana de Avino shall pay to Minerales de Avino the following royalties:

- 3.5% on mineral extracted, processed and sold from Unification La Platosa, concession
- 3.5% on mineral extracted, processed and sold from the San Carlos and San José concessions

Such royalty is to be calculated on a base of net sales (net smelter payment less the cost of goods sold) less the process costs at the mine.7

2.4    SURFACE TENURE

Surface rights are separate from the mineral concessions in Mexico and agreements registered with the government are necessary for the use or occupation of surface lands. To-date we have seen no such agreements for the minesite and tailings area.

2.5    ENVIRONMENTAL LIABILITIES

At the time of shutdown in November 2001 the Avino mine was in compliance with regulations.8 A complaint alleging contaminated water coming from the mine property was investigated in 2003 and the water was found to be from a private house and not Cía Minera related.9 No other complaints have been received.10

7   per clauses 4 and 5 p 5 and declaration 4 p 4 - pers comm by Bernardo Ysita
8   pers comm, lawyer Paulino Cordova Quinines, Federal Delegate for environmental audit. Durango, Dgo (29 Jun 2004)
9   letter: lawyer Paulino Cordova Quinines, Federal Delegate to Bernardo Ysita del Hoy, legal agent for Cía Minera (1 Jul 2004)
10  pers comm, lawyer Paulino Cordova Quinines, op cit

2.6    PERMITS

261    AVINO PERMIT

As the Avino mine in not in operation the operating permit has been suspended. The permit can be re-instated upon application to validate the Certificate of Industry clean up for a resumption of operations, providing there are no changes to operating methods or practices.11 If changes are planned then revised permits would be needed. This would necessitate submittal of technical reports and plans. The company remains in the National Program for Environmental Audit.

262    ENVIRONMENTAL AGENCIES

Environmental protection regulations in Mexico are described as similar those in North America. Permits are required for regular mine operations and specifically to operate a concentration plant and for hydraulic discharge of tailings. There are four government departments which deal with and regulate affairs for permits, inspections, water and worker health.

2.7    SITUATION, ACCESS and PHYSIOGRAPHY

The mine, which lies about 82 km to the northeast of the city of Durango, is in the municipality of Panuco de Coronado in the state of Durango at about latitude N 24° 32’, longitude W 104° 19’.12 Plate 2-3 shows the local and access routes including the relatively new federal route 40, a four-lane highway leading from Durango, past the airport and on to the city of Torreon in Coahuila. Successive turn-offs for the mine are at Franciso I Madero, Ignanacio Zaraoza and San Jose de Avino.

The mine-site, which lies between the towns of Panuco de Coronado and San José de Avino, is at an elevation of about 2 200 m at the gatehouse and office. Relief is estimated at about 100 m ranging from the bottom bench of the tailings to the top of the former open-cut. The vegetation is typically sparse. A number of gravelled roads cross the property.

11pers comm, lawyer Paulino Cordova Quinines, op cit
12 per Carta topográfica 1: 50 000 Ignacio Ramírez G13D63, Durango (map not dated)

The climate is temperate and area semi-arid. Mean monthly rainfall and min/max temperatures are given in Figures 2-1 and 2-2.

Figure 2-1 Mean monthly rainfall at Panuco de Coronado 1961-9013

Figure 2-2 Mean monthly temperatures

13  Normales Climatological 1951-90, Unidad del Servicio Meteorologico Nacional

2.8     INFRASTRUCTURE AND LOCAL RESOURCES

The 34 years of operation of the Avino mine should be considered as ample evidence of the sufficiency of infrastructure and services. The majority of the employees lived in the two local towns of Panuco de Coronado and San Jose de Avino.

Although water supply in the past was found to be limiting, management has taken the necessary steps to secure an adequate supply. To supplement the 1M m3 dam built by the company in 1989, a well was drilled in 1996 to a depth of 400 m to the west of the mine-site and is reported to have a water level at 40 m below collar; a pipeline connection has been installed to the mine.14 In addition Cía Minera, in co-operation with the government, has repaired a nearby government dam and raised the dam wall by 6 m as well as installing a pipeline to the mine. This dam is shared with the population of Panuco de Coronado for their irrigation needs, as 60 per cent for the mine and 40 per cent for the town, with government setting the annual total take to which the percent sharing applies. Minesite water use was from a combination of underground mine drainage, re-circulation from the tailings, and wells and dam with preference given to the minesite sources for which no water conservation charge was applicable.15 The underground mine needs treatment for acidity if not drawn for some days.16

The Mexican grid supplied electrical power from a line capacity quoted as 4 MW.

14  pers comm B. Ysita
15  a $NM 4/m3 charge applies for water taken from the dam or well
16  pers comm B Ysita

3    HISTORY

3.1     PREAMBLE

Section 3 History, describes the pre issuer discovery of mineralisation and continues with the history of ownership. All known exploration is related to the issuer through its partial ownership of the Cía Minera. Operations at the mine were suspended in November 2001 owing to delays in payment for concentrate sold to a toll smelter. Although payments were made eventually, the subsequent closure of the smelter (the only toll copper smelter in Mexico) for toll treatment has delayed the re-opening of Avino.17 Plant operations and production and concentrate statistics are given and the tailings are described.

3.2     DISCOVERY

Although silver and gold were discovered at what is now the Avino mine in 1555 by a Juan de Tolosa, a member of the Spanish Army expedition, mining did not started until seven years later. Shares in the mine are reported to have offered to anyone who would build in what is now Durango, and thus provide protection from the Indians. Avino is believed to have been the first operating mine in Nueva Vizcaya, now Durango, and is reported to have contributed much wealth to Spain and the Church, until it was shut down in 1810 at the onset of the War for Independence. Early mining may have been by fire setting to break the ore.18

3.3     OWNERSHIP

From 1810, mining was carried out intermittently as small underground operations until 1880 when the deposits were merged into Avino Mines Ltd and worked on a larger scale with new equipment and technology, financed with British and U.S. capital.

17  we understand the smelter has been re-opened for toll
18  we acknowledge the work of Royal Bay Gold Corporation for the background and historical descriptions

A new company, Las Minas de Avino de México, Cía Ltda was organized in London in the early 1900s, with capital of £1,000,000 and the mine was developed as "the largest open pit in the world, designed to provide feed to the largest leach smelter in the world, with a capacity of 100 tonnes daily”.19 Plate 3-1 shows the plant in the early 1900s when there were about 600 employees reported to be living locally with their families.20 Operations were subsequently abandoned in 1912 as the threat of a revolution loomed. Some of the old workings are reported to be still extant.21

Plate 3-1 Avino mine-site in early 1900s

In 1968, the Ysita family of Mexico City, and Avino Mines and Resources Ltd. of Vancouver, Canada formed, jointly, Compañie Minera Mexicana de Avino. S.A. de C.V., which acquired the mine and surrounding property and implemented an exploration programme.

Limited open-pit mining and flotation concentration was started in 1970. From about 1974 production was continuous until 1993 when, in expectation of reaching the economic depth of the open pit, underground development was started. In mid 1976 the 1974 mill operating agreement with S.C.L. was terminated and from then the mine was operated continuously by the Ysita family, who hold 51% of Cía Minera Mexicana de Avino, and Avino Mines Ltd. of Vancouver, B.C the balance of 49%.

19  Royal Bay Gold Corporation ‘The Avino Silver and Gold Mine, Durango, Mexico (Apr 1994)
20  photo ex Southworth, J. R.; ‘Las Minas de Mexico’ Vol IX (Oct 1905)
21  pers comm, Louis Wolfin

3.4     ISSUER EXPLORATION HISTORY

341    ISSUER DEFINITION

By virtue of the issuer being a shareholder of Cía Minera since 1968 we classify all work carried out since that date as being for the benefit of the issuer.

342    EARLY EXPLORATION

In 1970 a contract was signed with Selco Mining and Development Limited, who spent more than $US 1M in exploration and feasibility studies before returning the property to Cía Minera in 1972, reportedly because of low metal prices. The majority of the documentation seen covered feasibility work and related to investigations of old underground workings probably developed in the late 1800s

343    PROPERTY

The only recorded property exploration, apart from limited prospecting, is that documented in the 1993 report by Servicios Administratos Luismin, SA de CV, the engineering arm of Cía Minera de San Luis Exploration.

The study reported on detailed analysis and sampling of the then known showings on the property with the emphasis on the Avino vein and Potosina/El Fuerte area. Plate 2-2 shows the El Fuerte concession but the Potosina concession appears to have been abandoned. The report made recommendations for follow-up for drilling and underground development for the main Avino vein. Trenching and drilling were recommended for the Potosina/El Fuerte area. As far as we aware these recommendations were not implemented for the prospective areas.

In addition the Luismin report included a property scale geological mapping and lithogeochemical sampling programme which was contoured and coloured for Au, Ag, Cu, Pb, Zn, As, Sb and Hg.

Other notable observations from the Luismin data22

-
all mineralisation, with the exception of the Nuestra Senora and Potosina/El Fuerte area radiate out in a west to north-west direction from the Cerro San Jose. The latter being a silicified and, in part, a hornsfelsed body of volcanic rock probably overlying an intrusive stock, which could have been the source of most of the property mineralisation;

-
mineralisation in all radiating structures is described as being strongest 2 to 3 km from Cerro San Jose. This resembles many of the gold deposits in Nevada where the source of mineralisation is a near surface acid-intrusive but with ore bodies lying one to five km away along high angle faults;

-	the two strongest and widest structures appear to be the Avino and Aguila Mexicana veins;

-
the Avino vein has three main ore shoots - San Luis, El Trompo (La Gloria/Hundido) and Chirombo areas - which rake to the west and are open at depth. While silver values decrease with depth, gold appears to increase;

-	the existence of other mineralisation cutting the Cerro San Jose mineralisation in the Nuestra Senora and Potosina/El Fuerta areas could offer the potential for bulk mineable stockwork zones.

344    MINE

Pre-production exploration carried out by Cía Minera and others, covered 2 500 m of drifting and cross-cuts as well as 8 000 m of surface and underground diamond drilling.23 Included was extensive rehabilitation including connecting three of the old - possibly pre 1900 - underground mine workings for which Selco was involved.

22 per D. St Clair Dunn, Pgeo (May 2004)
23 Hicks, Brodie H.; ‘Report on the Durango, Mexico properties of Avino Mines and Resources Ltd.’ (8 Jun 1978)

A contract was signed in October 1973 with S.C.L. Ltd. and Sheridan Geophysics Ltd., under which a new 500 t/d plant was completed in May 1974.

At least 25 diamond-drill holes are reported as having been drilled from the surface to intersect the Avino vein in the past 25 years. Plate 3-2 shows some of the drill holes in the area of the main underground workings. The shortest hole at 132.20 m and the longest at 575.20 m were part of 10 holes drilled by Selco in 1970 when they were re-habilitating some of the old underground workings to provide access for sampling.

The extensive underground sampling programme carried out by Luismin provided later direction for underground mining.

Since 1992 exploration in/for the mine has been limited to traditional underground mine development with associated sampling and planning for production feed.24 In the late 1990s it appears that development was not kept up as monthly reports seen showed decreasing historical reserve allocations for production and mill feed.

345    TAILINGS

In 1990 Cía Minera carried out a sampling programme across the then exposed surface of the tailings. The company drilled 34 vertical holes in seven fences on the tailings - Plate 6-1.25 A total of 461 samples were, for the most part, cut at 1 m vertical increments and assayed for silver and gold at the mine assay lab; occasional moisture contents were reported.26 However, no associated reports of the day have been seen on follow-up metallurgical characterisation.

In 2004 a focused sampling programme was implemented on the tailings to qualify the 1990 work. This testing, analysis and significance is covered in Sections 6 and 7.

                                                                            </DIV>
24 pers comm Bernardo Ysita
25 plate plotted by MineStart from estimated co-ordinates scaled from minesite records
26 the records show the occasional 1.5 to 2 m increments for which no reason is recorded or apparent

|||N
Avino Mine
Avino Silver and Gold Mines Ltd
Avino mine: main vein and some DD holes
Base:	Cía Minera Mex	Scale:	scale bar
Region:	Mexico	Rpt date:	Oct 2005
		Plate:	3-2

Cia Minera Mexicana
Avino Silver and Gold Mines Ltd
Avino mine: prelim area prospecting and mapping
Base:	Cía Minera Mex	Scale:	scale bar
Region:	Mexico	Rpt date:	Oct 2005
		Plate:	3-3

3.5    RESERVES/RESOURCES

351    OPEN-CUT

We have not seen any documented historical resource or reserves for the open-cut.

352    UNDERGROUND MINE

There are no reserves or resources for the mine per the definitions of NI 43-101.

The November 2001 Cia Minera monthly report gave mine tonnage allocated for production as per Table 3-1.27 We have not checked these estimates and do not know if they include allowances for either mine losses or dilution or mine/mill recovery and cannot be relied upon.

Table 3-1 Mine tonnage allocated for production at Nov 2001

	Mass t	Ag g/t	Au g/t	Cu %
Avino hanging and foot-wall	93 420	182	0.71	0.88
Foot-wall breccia	68 637	123	0.58	0.48
Total and means	162 057	157	0.65	0.71

For the record Table 3-1 should not be construed as a statement of the life of the mine but rather what development was then current.

353    MEXICAN RESERVE DEFINITIONS

Mining practice in Mexico has a standard definitions used for mine-sites for describing ore allocated for mill feed and these were as used by Avino.28

27 per Seccion Longitudinal de la Veta Avino - Viendo al NW (22 Nov 2001)
28 per use Avino mine and standard Mexican practice, as advised, Bernardo Ysita

      Table 3-2 Mexican historical reserve definitions for production and mill feed

Proved-prepared	- sampled top and bottom, block undercut and the stope if ready for production
Proved-not prepared	- sampled top and bottom but not undercut
Probable	- projection of assay values more than 30 m

However, for NI 43-101 practice, reserves have to be stated as proven or probable per CIM definitions.29

354    TAILINGS

A 1990 estimate of oxide volume and aggregate assay - Table 3-3 - derived from the drilling program and associated sampling was carried out by Cía Minera by a simplified block model centred at each drill hole, apparently as a proxy for polygonal estimates and were recorded by fence section on longitudinal section plates. This estimate is not be relied on

Blocks were bounded transversely by drill holes and longitudinally by drill fences, and based on the arithmetic mean of the cross-sectional areas at the bounding drill fence-lines for which the section plates record cross-sectional areas per fence.30 While technically using a block as a proxy for a polygon is invalid, in this case the drilling was near normal patterned such that an almost regular block could result from polygonal description.31

29  such definitions would need qualifying as to the inclusions of allowances for losses, mine or mill dilution and cut-off
30  the sections also show area and grades for three layers but the relationship or basis of division is neither explained nor understood; with the mine now closed staff are not available to answer questions
31 the block was derived from 'half distance to the next sample' for all its boundaries

From the summation tables an overall ‘dry’ bulk density of 1.605 was used to estimate the 'dry' tonnage from the volume calculation.32

Table 3-3: 1990 estimate of tailings33

estimate	tonnage - t	silver g/t	gold g/t	source	RD
Cía Minera 1990	2 092 178	93	0.50	Cía Minera plates	1.605

This estimate as made does not reflect NI 43-101 and may not be reliable. The significance of these results is dealt with in Sections 6 and 7.

3.6    MINE PRODUCTION

The total mine production since 1976 is usually quoted as 2M t of oxides and 3 M t of sulphides.34 Table 3-4 provides a summary of annual run-of-mine tonnage from underground and associated concentrate shipments from 1993 to 2001 and Table 3-5 a summary of the concentrate shipments ex open cut oxides.

While post-1986 minesite-records were deemed sufficiently complete to provide a production base, those such as were found for pre-1987 were sometimes incomplete and operations metallurgical balances, where examined, appeared to rely only on the silver.35 A change in the accounting year sometime in the 1980s, which straddled two

32  bulk densities are dimensionless as are relative densities. Some fence sections gave moisture contents others did not; the values, for which no units were given, ranged typically from 20 to 28%. However, if the drilling was wet then the moisture measurements would have no merit. For the record, samples MineStart’s June 2004 field work gave moisture contents from 7 to 25% ODW; PRA had recorded estimate of moistures as '% as received' an invalid measurement
33  these figures are given here as part of an investigation and are not intended to represent resource or reserve estimates at this stage
34  for which no assay grades were quoted, pers comm Bernardo Ysita
35 we had unlimited access to the minesite offices

Table 3-4 Avino Mine Production as concentrate shipped ex sulphides ore36

	mined t	Con shipped t	Silver g/t	Gold g/t	Copper %
U/g sulphides
1993	217 276	3 659	5 719.8	57.2	8.0
1994	287 662	5 571	5 091.8	53.7	12.3
1995	325 236	6 643	5 031.7	43.4	19.1
1996	304 420	5 413	4 438.4	35.1	20.6
1997	363 937	6 260	4 648.3	38.0	24.8
1998	364 317	6 603	4 129.3	41.0	19.4
1999	383 739	6 514	4 715.5	36.4	21.3
2000	351 216	6 477	4 382.9	38.2	23.9
2001	338 628	7 430	3 571.6	21.3	22.3

36 decimal points rounded for clarity

Table 3-5 Avino Mine Production as concentrate shipped ex open-cut ore37

	Mined t	Con shipped t	Silver g/t	Gold g/t
Open-cut oxides
1976		1 332	5 343.8	20.5
1977		1 059	7 773.9	17.1
1978		1 014	8 941.8	21.9
1979		1 337	6 653.4	16.1
1980		1 635	5 175.4	20.1
1981		1 645	7 770.8	24.2
1982		1 661	7 845.7	29.0
1983		1 277	10 239.8	43.8
1984		1 306	9 837.2	28.6
1985		1 570	9 383.0	33.2
1986		749	9 261.5	48.6
1987	138 112	1 096	13 177.0	62.2
1988	153 254	1 139	15 184.4	67.0
1989	259 836	2 040	13 258.5	60.4
1990	235 129	3 041	9 587.6	40.0
1991	176 340	1 082	21 261.6	100.5
1992	180 744	2 034	10 795.5	50.0

37 decimal points rounded for clarity

calendar years, confounded the situation for a time in the 12 month summation to a calendar year base and, for those seen, appeared to focus on the costs and revenues as a proxy measure for reporting the tonnage throughput.

3.7    HISTORICAL METALLURGICAL TESTING OF TAILINGS

There have been several metallurgical tests of the tailings for cyanidation and Table 3-6 provides a summary of results.38

Table 3-6 Avino mine -Summary of precious metal recoveries for various cyanidation testing of tailings

Author	Ag %	Au %	Time - hr	Grind-mesh
Denver Equipment 1982	69.3	66.7	24	33.4% + 100
Maja 1990	85.9	80.9	24	<140
Peňoles 1987	78.3	88.9	24	87% < 200
Chryssoulis 1990	85.9	80.9	24
Rosales 1996	83.9	76.9	23	75% < 200
MineStart 2003	77.1	71.4	24	86% < 200
MineStart 2003	88.8	88.4	48	86% < 200

The Denver 1982 testing was without re-grind; the Rosales work was with added oxidation by peroxide.39 Rosales also carried out flotation, which gave recoveries of 69.4% silver and 66.9% gold from a head assay of 87 g/t silver and 0.52 g/t gold. A cyanide leach of the flotation concentrate gave 92.5% silver recovery and 88.4% gold from the concentrate.40 Peñoles also reported on flotation recoveries as silver 60.2% and gold 47.1%.41 The MineStart sample were a composite of eight samples with four taken on the middle and four on the lower bench.

Apart from the MineStart 2003 tests no notes have been seen which qualify the samples as to when or where taken or assay types, etc

38 we are indebted to Ing Pedro Sánches Mejores for a summary of some older test reports which were not to hand
39 use of peroxide is an expensive method when straight aeration could have been carried out.
40 Eusebio Alvaarez Rosales; Investigacion Metalurgica Jales de Avino. (Agosto 1996)
41 Davila, Roberta; ‘Minera Mexicana de Avino, Flotacion y Cianuracion de Jales. Servicios Industriales Peñoles, SA de CV. (15 enero 1987)

4      GEOLOGY

4.1    GENERAL

The Avino mine lies in the Sierra de Gamon, on the east flank of the geological province of the Sierra Madre Occidental. The area represents a geological window, with outcrops of andesite, rhyolites and trachytes of the Lower Volcanic series, which consists mainly of volcanic flows and sills, and tuffaceous layers, from 300 to 800 m thick. The andesites outcrop over most of the window with the other rocks occurring more sparsely to the north.

Various evidence of the intrusion of a large monzonitic body into the pre-existing rock outcrop in different areas of the window exists in the form of dykes and small stocks, which appear to be linked to the origin of the Avino vein mineralisation. Other, post-mineral, andesitic and rhyolitic dykes outcrop in various areas, causing minor structural displacements; a number of thin basalt sills found in various parts of the window, demonstrate recent vulcanism.

Higher areas of the Sierra Madre, which surround the zone, are composed of rhyolites and ignimbrites of the Upper Volcanic Series, with thicknesses approaching 1 500 m.

4.2    STRUCTURAL GEOLOGY

The Avino district has been affected by a number of tectonic events, some possibly related to the Laramide Revolution, while others appear to be associated with subsequent events, both extrusive and intrusive, causing the formation of various systems of pre-mineral faulting. These fault systems usually displace the pre-existing rocks normally, and generally strike NW-SE. Additional tensional forces produced other normal fault systems, striking NE-SW, and dipping toward the south.

Faulting subsequent to mineralisation has produced displacements of the various window blocks, leading to the present rough topography. One of the most significant regional features of the district is the Avino Fault which strikes NW 20° SE and dips SE and appears to cut off the mineralisation, and places in contact the Upper and Lower Volcanic series within the geological window.

4.3    ORE BODIES

431    VEINS

The Avino ore-body is epithermal and made up of veins and dependent stock-work structures, mainly in the hanging wall and often associated with vein intersections. Four vein systems have been described which, in decreasing order of importance, are:

-	system striking E-W, dipping southward at 60-70°. This includes the Avino Vein, the most important regional structure, including its possible extension in the Cerro de San Jose.
-	system striking N 60-70° W, dipping 60-80° SW, comprising the following important veins: El Trompo, San Juventino, San Jorge, Platosa, Los Reyes, Potosina, El Fuerte, and Conejo.
-
system striking N 20-30° W, dipping between 60-80°, either SW or NE, comprising the following significant veins: San Gonzalo, Aguila Mexicana, and La Calcita, as well as the Stockwork La Potosina, and the Stockwork El Fuerte.

-	systems striking N 60-80° E, dipping 60-80° SE, comprising the: Santiago, Retana, Nuestra Senora, and San Pedro & San Pablo veins.

432    MINERALISATION

The Avino vein is the most striking and important example of the epithermal mineralisation of the district whose structures are normally weathered and leached in their upper section as a result of contact with atmospheric waters producing a band of oxide minerals and zones of supergene enrichment to a depth of about 70 m.

In the oxide band the common minerals encountered are hematite, limonite, anglesite and copper carbonate in white or green, somewhat chloritized, quartz zones. The common primary and secondary minerals encountered are argentite, bromyrite, chalcopyrite, chalcocite, galena sphalerite, bornite, native silver, free gold, and native copper. The most frequent gangue minerals are quartz, pyrite, chlorite, barite, arsenopyrite, pyrrhotite and specularite.

The mine economics of the ore have been focused on the combined grade of silver, gold and copper. The higher silver values, which appear to be found at or near the surface are reported to decrease generally with depth, except at vein intersections, where higher values are more persistent. The same can be said for gold, although the higher values start just below the onset of silver mineralisation, at or near the surface. In contrast, while higher copper values also coincide with the vein intersections they may increase with depth and as a consequence contribute to the mill concentrate produced from the underground mine ore.42

433    HYDROTHERMAL ALTERATION

Alteration has been reported in three forms. The Propylitic form is the most common in the andesites to which it imparts a greenish tint to the andesite whereas the Argillaceous appears mainly in the upper parts of the veins and manifests itself as a whitening of the country rock from the alunite and montmorillonite whitish clays. Silicification, chloritization, and pyritization alterations are seen in the hanging and foot-wall, being more prominent closer to the vein.

42 pers comm, Ing José Carlos Rodríguez Moreno

Cia Minera Mexicana
Avino Silver & Gold Mines Ltd
Avino mine, geology
Base	Consejo Recursos Minerases	Scale:	Scale bar
Region	Mexico	Rpt Date:	Oct 2005
		Plate	4-1

Plate 4-2 The former Tolosa open-cut at Avino mine - source of the oxide tailings. The present tailings are just visible to the right. The peak to the right of the cut is Cerro San José

4.4    MINE GEOLOGY

The Avino vein has been followed longitudinally for more than 1 300 m and 600 m vertically; it strikes E-W and N 66° E, dipping to the S and SE 60-70°. Ore shoots in the vein and stock-work zones are found frequently in the upper part of the vein, as well as at its intersections with a number of lateral veins, particularly Ramal del Alto (at San Luis), El Trompo (Hundido area), and very probably at the intersection zone with San Juventino on the east - Plate 3-1. An example of the rich and large area of mineralization encountered with major lateral vein intersecting the Avino was the El Hundido, which exceeded 40 m in thickness. In the lower areas of the vein and mine, mineralized cross-veins, branch-veins, and stockwork zones have been found in the foot-wall at San Luis and at El Hundido, and assumed to persist with depth.43

The hanging wall of the Avino vein is andesite, while the foot-wall is a monzonite intrusive with andesite sections. Plate 4-1 shows a cross-section and typical geological detail.

A post-mineral fault parallel with the vein occurs in the hanging wall, at a distance of several metres in the area of San Luis, while in the central part of El Hundido, this fault is located virtually at the contact with the vein, remaining in this position for a length of about 300 m, up to the area of Santa Elena and San Antonio. From that point, and proceeding toward the El Chirumbo Mine, this fault cuts the vein between the face at San Carlos to the face exposed at the underground ramp. The fault then enters the foot-wall where it remains until a point about 30 m east of the west face of the Chirumbo area, producing a downward displacement of the vein of between 50-100 m. At Chirumbo, the fault virtually replaces the vein due to strong washing away and leaching resulting from the action of circulating water on the gouge. On the east face at Chirumbo, the fault again enters the hanging wall; in this zone the vein is composed of branches and stockwork and to the east criss-crosses from side to side.

4.5    PROPERTY

The Luismin work of 1993 showed some prospecting and limited exploration has been carried out in the general vicinity of the mine-site and Plate 4-2 indicates projected veins to the east and north east of the mining area. Of note is the apparent orientation of the surface mapped veins towards the San José hill - just visible in Plate 4-2.44 Assay values from outcrop sampling range from lows of 2 g/t silver and trace gold over a true thicknesses from 0.1 to 2.3 m up to a high of 755 g/t Ag with a corresponding 1.5 g/t Au over 0.45 m.45 The thickness does not appear to be related to the assay values.46 We are not aware of any systematic sampling, trenching or drilling on either the outcrops or veins.

43 pers comm Ing José Rodríguez
44 outcrops seen in the field seem to support this orientation
45 per 'Plano Geologico Regional y Muestro de Orientacion,' Cía Minera Mexican de Avino SA de CV . (Oct 1990)
46 idem

5     AVINO MINE HISTORICAL OPERATIONS

5.1    PREAMBLE

Section 5 Avino mine presents a summary description of the mine operations prior to suspension of operations in late 2001.

5.2    PRODUCTION

Initial mining was by open-cut - Plate 4-2 - in the oxide material from 1976 until 1992 when the stripping ratio was becoming excessive and sulphide content increasing at which date the production was transferred to underground. This necessitated a mill change from the prior lead concentrate production to one of copper carrying silver and gold. In the 1990s a larger ball mill was installed, with the intent to increase throughput to 1 0000 t/d.47

In November 2001, delays in payments and closure of the toll smelter led to the suspension of mine operations.

5.3     OPERATIONS

531   UNDERGROUND MINING

Trackless mining was adopted, with all underground development headings sized at 4 x 4 m. Mine access from surface was by a spiral ramp from a portal on the south side of the hill and there is a secondary ramp - Rampo El Trompo - to the north side, close to the maintenance shop. The former mine shaft is now limited to the water pipe for supply to mill.

Production was by sub-level stoping with a sub-vertical increment restricted from 11 to 15 m to counter mine dilution arising from an occasional, semi-incompetent hanging-wall. Stopes were started by raising, and then slashing to the designated width - §5.4 Production Control.48 Blasting was by parallel holes drilled with a traditional drill wagon. Rib and sill pillars have been left but are generally considered as non-recoverable.49

47 see §532
48 raising was reported to be the most effective with the traditional use of miners 'in the raise '
49 pers comm Bernardo Ysita

Standard mine development was by using boom jumbo with waste being dumped where possible into old stopes.50 Ore mucking and haulage was by scoop tram and dumped on surface at the main portal. The ore was then picked up and transferred to the plant ROM hopper about 300 m away. The mine equipment is reported to have been old and requiring heavy maintenance.51 Two ‘six yard’ scoop trams, which bore the brunt of production, were leased.

The main ventilation was natural, with forced mechanical ventilation for development headings. There are two ventilation raises to the west-side of the mine and the old vertical shaft. A surface sited compressor provided drill air.

The mine was operated six days per week, three shifts per day - a summary is given in Tables 3-4, - 5 of concentrate shipments.

532    MINERAL PROCESSING

Silver and gold concentration was by flotation in a base metal concentrate; the circuit and controls were adjusted from a lead con when the ore feed was changed from the surface oxides to copper con for the underground sulphides in about 1993.52 We note that with the oxide material, a report of sulphidizing carried out in the scavenger circuit - at least in the early 1980s.53 A larger ball mill was installed in the early 1990s. We have seen neither a flow-sheet nor test/design criteria for the plant nor overall operating procedures.54 Silver and gold recoveries are summarised in Table 5-1 for the period 1987-2001 - see also § 542

50 a practice which may, at times, have restricted pillar recovery
51 pers comm Bernardo Ysita
52 idem
53 Metallurgical Review, Avino Mines and Resources Ltd, Kilborn Engineering (BC) Ltd (Jun 1980)
54 a plan, dated March 2001, is confusing in being only a partial general arrangement and does not give the standard feed parameters, slurry solids percentages and other criteria

Table 5-1 Avino silver and gold recoveries 1987-200155

Years	Ag con	Ag tails	% Ag	Au con	Au tails	% Au
	Kg	Kg	Recovery	Kg	Kg	Recovery
Oxides
1987-92	132 906	83 888	61	600	501	55
Sulphides
1993-01	248 756	82 846	75	2138	733	74

Fractional analysis of tailings samples from the 2004 sampling programme showed the bulk of the concentrations of the precious metals in the tails > 150 mesh fractions which implies production emphasis was on mill tonnage throughput rather than optimum grinding designed for maximising profit.

Increased grinding although reducing the ROM throughput could have increased the silver and gold shipment for less daily throughput which would have meant, in effect, increasing the profitability. The precious metals lost to the tails in former years are the subject of Section 6.

533    CONCENTRATES

The lead concentrate was sold to the Peñoles’ smelter at Torreon for credits for silver and gold. With change to the sulphides from underground mining, a copper concentrate was produced which was shipped to Asarco’s San Luis Potosí copper smelter, who also paid for silver and gold credits.56 This concentrate resulted in a reduced ratio of concentration in the plant although silver and gold recoveries are recorded as increasing - Table 5-1.

55 summary by MineStart, recovery numbers rounded for clarity
56 for a haulage distance of 550 km

534    TAILINGS

A surface-stacked, downstream tailings-system was adopted with cyclones on the tails discharge line to provide coarse wall-material. Decant water was recovered by a back-slope gradient and pumping, for mill re-circulation. A second, stepped-back bench was created, possibly about 1986 or 7. A third bench was started, apparently in 1990, with about two years placement of final oxide material then continued with the sulphide tails.57 Plate 3-5 and the cover show the current tailings.

From the many plugs on the discharge line seen on the sulphide tail wall it appears that the line was operated at too high a pulp density, which necessitated frequent snaking. It also appears that there may not have been a night-wall system as evidenced by the major rupture seen on the sulphide wall about two thirds of the way to the south west.58 Large erosion gullies were created and a drainage line made of oil drums was installed on the top of the middle bench at the south-west end. We suspect some of the water from this major break infiltrated the top of the middle bench and could have been the cause of the apparent static failure, which led to the back-hoe sinking in 2004. We note the sample pits dug in the vicinity of the break were all wetter than those further to the north-east.

5.4     PRODUCTION CONTROL

541          MINING

Production decisions for a new stope and feed for the mill were governed by assays of underground sampling. Sub-levels were drifted longitudinally within block boundaries and sampled in transverse increments at longitudinal intervals. Assaying was carried out in the mine-site lab where gold was assayed by traditional fire assay and silver and copper by acid digestion and measured by Atomic Absorption. 59, 60

57 evidence for this comes from minesite plans dated 1993 showing the front portion of the second bench at the same elevation as when the 1990 tailings drilling and sampling programme was carried out.
58 the major gullying shows the ruptured line ran for many hours before detection suggesting a night failure and no operators on duty
59 the AA unit was subject to a sixth month maintenance and re-calibration by the manufacturer
60 as there was no operator the author's control sample could not be run on the AA

Examination of some records found in the assay lab did not appear to show quality control using blanks and repeat assays. However, we note examples of general agreement shown between the mine and smelter assays of the concentrate shipments which indicates a degree of confidence for the mine-site sampling and assay lab procedures.61

Simple spreadsheet modelling of mine sampling allowed for selective analysis based on assay and thickness and this was then tested by application of current metal-prices.62 Where economic and control criteria were met the tonnage and grade estimate could be designated into one of several mine-site categories to designate readiness and value potential as mill-feed - § 353.

542    METALLURGICAL BALANCE

The start of a metallurgical balance, the tonnage measurement of ROM ore, was by weigh-bridge for the ore-truck from portal to ROM hopper at the mill.63 Within the mill several places were noted, by drill holes, where samplers and scales could have been installed on conveyers or otherwise but no such units were seen.64 Documents in the assay office showed a daily metallurgical balance was kept although based on only silver control.

Integral with metallurgical balance should be the flow control at the mill. One major area of weakness was spillage; all of which it appears being washed to the tailings line resulting in the estimated grade from the metallurgical balance of the tailings being less than reality whereas the tailings would actually have been higher than indicated. Such an imbalance should have been picked up in the management of the metallurgical balance.

Based on documents seen it does not appear that there was feed-back between the measured mill-feed and the underground grade-control. As such the metallurgical balance system appears to have been incomplete in management and record keeping, particularly with regard to the expected mass of concentrate shipments.

5.5     CURRENT STATUS

Since the suspension of operation at the mine-site there have been losses and deterioration. An inspection of the mill in June 2004 showed electric motors, cable and switchgear missing. Grinding balls and mill charge do not appear to have been dumped before shut down, which suggests lines and equipment were not drained.

The mine air compressors, which were installed nearby, are missing from their foundations. Access roads on the property need re-grading to control run-off, which is creating bad channelling and erosion. Water diversion ditches above the tailings need attention.

61 examination of several smelter reports vs corresponding mine-site assay reports
62 pers comm, Ing José Carlos Rodríguez
63 tally slips at the weigh-bridge were current to the last day of operation in November 2001. Tare was established at the weigh-bridge when the ore truck was on the return to the portal for a new load
64 presumably the head sampler or belt weightometers

6      TAILINGS INVESTIGATIONS

6.1     PREAMBLE

Section 6 Tailings Investigations describes, interprets and analyses the 2004 field-work and by necessity the 1990 assay results. The associated quality control and other factors are reviewed

6.2     RESULTS AND ANALYSIS OF 2004 TAILINGS SAMPLING

621   PURPOSE

The 1990 tailings sampling offered the potential to provide a data-base but needed independent validation. Hence the 2004 programme was designed to provide samples for such independent examination of the tailings assay potential, and additionally, metallurgical characteristics. The 2004 sample composites assays are given in Table 6-1. Plate 6-1, 6-2 shows the 1990 and 2004 sampling points.65

Given the hydraulic deposition of the tailings, four important factors required examination: anomaly characteristics of the samples and total population, assay comparison by fence, examination of downstream decrease in assays and factors arising from the downstream construction.

622   ANOMALY CHARACTERISTICS

Anomalies in sample populations can arise from various causes - sampling without replacement as in classification or the distribution of a single metal assay in a mix of minerals for that metal.

A grouped frequency analysis of the 1990 silver and gold assays show good normal curves thus indicating a representative sampling of a total population which conforms to a stockpile model - Figures 6-1, -2. Grouped frequency analysis of individual fence assays from the 1990 and 2004 sampling show anomalies indicative of incomplete populations, as would be expected when that sampling did not cover the total bench by area.66

65 the grids were scaled from a minesite plate and while relative within themselves are not UTM. The relative 2004 pit positions were derived by string traverse
66 provided the sample depth was reasonable and consistent for the area, the anomaly constraint is areal for unconstrained hydraulic deposition - the layer at the front is part of the population of the same layer downstream

Table 6-1, Composite sample assays from 2004 programme*

	Ag ppm multi/ICP	Au g/t FA/AA		Ag ppm multi/ICP	Au g/t FA/AA
Lower bench			Middle bench
Composite			Composite
1	82.03	0.34	1	83.40	0.48
3	99.80	0.33	2	105.33	0.59
5	134.08	0.53	3	78.83	0.42
6	122.18	0.28	4	103.05	0.59
7	103.88	0.31	5	72.55	0.40
8	96.75	0.36	6	77.70	0.61
9	105.28	0.33
10	87.73	0.26

* composite sample numbers refer to Plate 6-2

623   COMPOSITE ASSAYS BY FENCE

Since hydraulic deposition was from multi-points along a discharge line, single point sample comparison is invalid. The sampling must be by fences parallel with the line of discharge for composites of the samples in the fence. Overall good assay comparisons are shown in Table 6-2 between the 2004 pit samples and the 1990 drill samples with silver appearing to show less sensitivity owing to a higher concentration. For each bench we have included the number of samples per fence, this being a count of four samples per pit composite or metre increments in the 1990 drilling. For sensitivity we have added a separate column, for the 'top 4 m' of the 1990 drilling of the holes 'local' to the 2004 sample pits. At the 50 m fence on the middle bench the limitation of number of samples appears to be reflected in the assay results.

This comparison is limited to samples from the top 4 m from the drilling to match the 4 m depth limitation of back-hoe sampling.

Figure 6-1 Grouped frequency plot of 1990 silver tailings assays showing normal distribution

Figure 6-2 Grouped frequency plot of 1990 gold tailings assays showing normal distribution

Table 6-2 Fence assay comparison of tailings 2004 pit sampling with 1990 drilling

	top 4 m of 1990 all holes			top 4 m of 1990 ‘holes local to 2004 pits’			top 4 m of 2004
	Ag ppm	Au g/t	No of samples	Ag ppm	Au g/t	No of samples	Ag ppm	Au g/t	No of samples
lower bench
	110.59		32	112.59		28	104.34		32
middle bench[67]
c 5 m	93.49		24	99.47		12	97.55		12
c 50 m	95.75		20	104.77		4	79.42		4
c 100 m	76.56		20	73.59		8	75.50		8

624   DOWNSTREAM DECREASES IN ASSAYS

Composite assays by fence should show decreases as the downstream distance increases from the wall, and this is shown in Table 6-3 within the 1990 drilling data as a comparison of assays for the total depth and the top 4 m.

Table 6-2 also shows this decrease for the 2004 sample data for the limited portion of the exposed middle bench.

67 these distances represent fence lines

Table 6-3 Decrease in downstream tailings fence assay values shown in 1990 drilling samples

	1976-90		top 4 m of 1976-90[68]
fence line	Ag g/t	Au g/t	Ag g/t	Au g/t
A’	111.57		110.59
A1	120.51		93.49
B	92.72		95.75
C	86.54		76.56
D	98.50		82.51
E	81.50		81.52
F	77.43		77.55

625   FACTORS ARISING FROM THE DOWNSTREAM CONSTRUCTION

The use of cyclones for wall construction should be expected to result in accentuated higher assays close to the wall and lower assay gradients downstream. Given the coarseness of the production grind there should also be a decreasing downstream gradient of coarser particles (> 150 µm). Table 6-4 shows the downstream gradients for the precious metal content and mass of the coarser particles, as a percentage of total sample.

Figures for the upper (sulphide) benches are included for reference only.69

Table 6-4: Downstream percentage decrease in tailings mass and assays for particles > 150 µm

	lwr bench		middle bench		upper bench
	front	rear	front	rear	front	rear
mass %	79.2	60.4	61.9	50.4	82.7	55.1
silver %	80.1	57.9	68.7	57.8	76.7	53.7
gold %	79.9	58.1	62.7	56.6	71.4	49.6

* nb the use of the terms front and rear are relative to the amount for that bench exposed for sampling - Plates 6-1 and 6-2 illustrate these dimensions.

68 taken from the 1990 data
69 the figures for the sulphides also show the undergrinding

The figures in Table 6-4 confirm the early deposition of the coarser fractions at the front of the benches, as would be expected by use of hydro cyclones for wall formation. The high precious metal contents and their downstream decay parallel with decrease in mass percentage of the coarse particles is consistent with the hydraulic disposal and indicate the source as the insufficiently ground mill-feed.

626   CONCLUSIONS

Collectively, analysis of the assays and other laboratory examinations of samples from the 2004 programme and their comparison with assays of 1990 in showing assay consistency with those measured in 1990 and supporting characteristics of cyclone assisted, hydraulic disposal of coarse ground ore feed indicate confidence in the 1990 sampling and assaying programme.

6.3     EXPLORATION, OPERATORS and UNCERTAINTY

631   OPERATORS

The 2004 tailings field-work was under the direction of the author, for the issuer. Excavation of the sample pits was under contract to Desarrollos Rod Construcciones a major Mexican company in civil and environmental engineering and construction. The company is based in the city of Durango. We are not aware of any links of this company with Cía Minera. In addition the author hired and paid local casual labour as needed.

632   DATA RELIABILITY

The weakness of the 2004 programme could be viewed as the restriction to sampling exposed areas of the oxide tailings and to a depth limited by the reach of the boom. By examining only samples and results for the corresponding depth for the 1990 drilling this did not matter for the comparison. That the overall grouped frequency analysis of the 1990 showed slight anomaly and a good comparison with, albeit limited, fence assays and could confirm hydraulic deposition characteristics we believe showed the sampling was reasonable and achieved its aim.

Any uncertainty concerns must rest with the lack of metallurgical characterisation for those areas not sampled.

6.4     SAMPLE PITS

The preliminary investigations in 2003 showed the need for a sampling of the oxide tailings to validate the assay results of the 1990 drilling and to carry out metallurgical characterisation, the latter requiring large samples.

In deciding on test pitting, the costs, timing and sample size were important. Back hoes were available locally and could be mobilized within a few days whereas drills would have to be brought in from up to 500 km away and for minimum contracts in excess of the needs and with availability waits of then eight or more weeks. Back-hoe sampling was chosen as the most suitable and expedient.

Relevant sample composite assays have been given in Tables 6-2, 6-3 and 6-4. The reference to or correction to true widths is not applicable.

6.5     SAMPLING METHODS

651   SAMPLING METHODS et al

In 2004 as part of the investigations, 14 sample pits were excavated by back-hoe on the exposed portions of the oxide tailings benches to a boom limited 4 m deep and sampled at 1 m vertical increments; The hand sampling required two sample taken at each 1 m vertical increment on each sidewall to give a nominal 3 - 4 kg, four sample composite per metre - Plate 6-3. 70 71

Plate 6-2 shows the pit sample-sites and 6-4 a view of the middle bench with back-hoe excavation underway.

70 constant volume maintained by using the same can scraped upwards
71 back-hoe excavating to such depth creates trenches which in effect restrict sampling to the two 'vertical' side-walls

nb. Grid is a local mine grid, not UTM
Avino mine
Avino Silver & Gold Mines Ltd
Tails Sampling
Base	Cia Minera	Scale:	Grid
Region	Mexico	Rpt Date:	Oct 2005
M.D.	Durango	Plate	Plates 6-1,2

Avino tailings
Avino Silver & Gold Mines Ltd
Tails Sampling
Base	MineStart	Scale:	-
Region	Mexico	Rpt Date:	Oct 2005
M.D.	Durango	Plates	6-3,4

On the top (sulphide) bench, two pits were hand dug and sampled and a large surface sample collected from the discharge points of a cyclone. A further six oxide pits were dug by hand and sampled but these samples were not tested when it was found later the sites lay outside the 1990 test area.

652   SAMPLING AND RECOVERY FACTORS

We have not identified any pitting; sampling or sample recovers factors, which could affect the reliability of the results.

653   SAMPLE QUALITY

The systematic and volume-controlled, four equal increment sampling, two per trench side in the tailings to give one composite per 1 m vertical increment per pit should not have resulted in any sample bias especially as the resulting four assays per pit where then combined to give a single composite value per pit.

654   GEOLOGICAL CONTROLS

The only recognition of the need for geological type controls was to eliminate a bias potential from localised abnormal high or low tailings assay values arising from mill function or localised mill feed.

The bias control for this was the compositing of four samples per each vertical increment sample and subsequent composite value per pit for the 4 m cut for comparison with the 1990 data.

6.6     SAMPLE PREPARATION, ANALYSIS AND SECURITY

All field sampling and handling was under the control or direction of the author and handled or taken by those casual labourers hired for the programme. No sample preparation was carried out in the field or before submission to the testing labs in Vancouver, Canada. Sealed sample bags were delivered to Cía Minera offices in Durango for air-freight pick up for delivery to PRA laboratories in Vancouver, Canada.

Samples when delivered to the PRA lab were checked by the author for any signs of apparent tampering and renumbered on the PRA receiving report to a straight numerical sequence without reference to sample position or type, etc. All samples were then submitted for drying before assays or any testing. After drying, spot checks were made of select samples.

Following preliminary assay tests, gold assaying was set for fire assay and AA finish and silver by four-acid digestion and ICP finish as part of the multi-element ICP. IPL labs ran assays on the instructions of and split samples, ex metallurgical trials, submitted by PRA. IPL are ISO 9001:2000 registered but PRA is not.

Overall the adequacy of sampling, sample prep, security and analytical procedures, are believed to have been satisfactory as they relate to this study of the tailings.

6.7     DATA VERIFICATION

With reference to the assay values of the field samples the author carried out initial data verification on silver sample assays which showed discrepancies in FA vs ICP results and requested re assay by ICP with adjustment for reporting ICP > 100 ppm. Samples were also submitted to a third party assayer and discussions followed. Silver assaying procedure was adopted as multi-acid digestion with ICP measurement.

With reference to the analysis of the coarse samples for mass and metal contents, a check was made in fractional analysis of the head composite to back calculation and a new fractional analysis requested because of silver discrepancies between head composite and back calculation.72 Initial validation of the field samples showed moistures had been estimated on 'an received basis' and the author re estimated the moistures to the standard ODW.73 A spot check on low recoveries in the electro winning investigations led to a re set up of the equipment in the PRA lab. Generally the metallurgical characterisation work is self-validating by a check of composite head versus the back-calculation. We advise for the metallurgical test work that checks and validation of transcription are still needed.

72 comparison of head to back calculation of the 'sum of the parts' is always judgmental
73 oven dried basis for which two successive massings show no change

6.8     ADJACENT PROPERTIES

There are no relevant adjacent properties.

6.9     METALLURGICAL INVESTIGATIONS

A metallurgical testing programme was developed for samples from the 2004 field-work with the main focus on the oxide material for silver and gold recovery. Composites were made up and tested per field bench from the various samples. Table 6-4 gives a summary of the recoveries for the various concentration tests carried out. Such results should be treated as preliminary as the figures need metallurgical review, transcription checking ex assay reports and validation.74 The column leach, which used a composite of all pit samples, based on the encouraging results, was stopped before completion. Other testing covered sample densities, bond work index, settling and filtration and some preliminary investigations were made with electro winning.

Table 6-4 Silver and gold recoveries for oxide tailings by various tests and benches

test	recovery lower bench		recovery middle bench
	Au %	Ag %	Au %	Ag %
Gravity	42.1	27.2	51.5	30.7
Flotation	38.6	22.6	32.7	32.5
Cyanidation	85.5	89.7	86.4	79.5
	Overall recovery %
Column leach	78.9	73.0

74  J Yee PEng resigned from the programme in May before the metallurgical review was completed

7      RESOURCE ANALYSIS AND ESTIMATE

7.1     THE ARGUMENT

711   OVERVIEW

The 2004 field programme, as described in §6 of this study, was designed to:

-	provide data for independent investigation of the 1990 drilling results as to assay grades and volume, and
-	examine the metallurgical characteristics.

To this end in addition to the sampling we carried out a simple string traverse.

712   TAILINGS VOLUME

The subject tailings lie as a one-end-closed canyon-fill with down-slope three benches of which the two lower ones are relevant to the oxide portion under investigation and as reported in this study. For a preliminary estimate, field observation showed it was reasonable to assume a regular triangular plan with bi-lateral wings tapering to the canyon side-walls for the main portion with adjustments for the two front slopes benches with laterals terminating at a point.75

From the string traverse we have estimated 1.3M m3, which for a relative density of 1.605, transforms to 2.1M t - Table 7-1.76 Using the 1990 drill data we have also estimated the volume by blocks related to each drill hole assuming average hole depths along fences - Table 7-1. An arithmetic check of the minesite estimate as carried out confirmed the volume.

Table 7-1 Estimates of tailings volumes

estimate	volume	tonnage*
	m3	t
Topofill 2004	1.3M	2.1M
MineStart estimate from 1990 data	1.4M	2.3M
Avino minesite 1990 estimate	1.2M	2.0M

* for RD = 1.605. Numbers are rounded

75 for now the typical localised irregularities are ignored; greater accuracy could be achieved by planimetric or photogrametric surveys
76 traverse by topofill with general backup from gps

The difference between MineStart's 1.4M m3 and the 1990 minesite estimate of 1.2M m3 appears to be the minesite omission of the slope portion of the bench fronts. Overall the volumes are similar in Table 7-1.

713   ASSAY GRADES

Figure 7-1 shows the vertical variation of silver and gold assays at two adjoining 1990 sample points 50 m laterally apart on drill fence A' - see Plate 6-1, nb the gold assay is magnified 100 time for clarity of presentation. Such variations is consistent with the normal distributions shown in Figures 6-1 and 6-2 on p 37

The similarity between holes on the same fence is to be expected as the tailings discharge was hydraulic, and nominally the same mix at all cyclone discharge points along the fence. Assay variations over the vertical reflect time, mill efficiencies, possible mineralogical variations in the feed and gold nugget effect. The total drilled and sampled thickness being a nominal ten years of deposition between 1976-86 and being nearer to the discharge point is therefore of higher potential assay than the material downstream.77

Figure 7-1 Vertical variation of assay grade within two adjoing drill holes on the same fence of the 34 hole 1990 programme

714   GRADE BELOW THE TOP 4 m SAMPLED IN 2004

The 2004 sampling of the 'top 4 m' was carried out on the exposed areas of two benches; the crest of the upper bench being about 13 m above the lower one. Assuming for this exercise that the middle bench contain a nominal 800 000 t and the bottom bench 1.2M t and that the top 4 m of each bench contains about 70% of the bench then the 2004 programme could have examined the front portion of 1.4M t. part of the 70% of the oxide tailings in question for 70% of the production from 1976 to 1990.

Figure 7-2 shows the sequential fence silver and gold assay values from the tailings toe.78 The silver traces show clearly the downstream decay in assays for the 1990 and 2004 sampling and the similarity in trends between the 1990 and 2004 values. For the gold there is a semblance of the trend shown; however, given that 62 to 79% of gold occurs as > 150 µm and the low assays of 0.5 g/t we attribute the gold behaviour as nugget effect.79

Taking the above in conjunction with the evidence of Figure 7-1 and the normal distributions of the 1990 assays of 461 samples as shown in Figures 6-1 and 6-2 which indicate a sampling of a full population we

77 the deeper samples could have marginally lower assays than the upper samples owing to the downstream shift of the discharge line as the depth of deposit increases. There is an indication of this in Figure 7-1 for the silver.
78 nb the gold values are x 100 for clarity
79 per §625 and Table 6-4.

Figure 7-2 Fences assay values per full length and top 4 m of 1990 holes and top 4 m of 2004 pits believe it is reasonable to assume these indicate continuity of the typical grades shown in the 2004 sampling and which extend to the lower areas.80

7.2     THE OPINION

While the assays and their trends and for the estimates of volumes give reasonable indications of continuity of grades into those areas not fully sampled we note the limitations of non-confirmed metallurgical characterisation and the need for further testing in those area not examined.

These limiting descriptions of the tailings means they are neither suitable nor ready for planning or economic evaluation and thus in our professional opinion only merit classification as an inferred resource for which we assign the dimensions of 2M t at the statistical mean grades of the 1990 sampling of 95 g/t silver and 0.5 g/t gold for the combined middle and lower benches. The estimate excludes oxide material lying coincident with and at the bottom of the upper bench.81

80 the right hand legs of Figure 6-1 and 6-2 show a slight anomalous condition of higher silver and gold assays; this condition being common to both metals suggests the commonality of sample preparation. The anomaly is not considered to be significant.
81 no assays from 2004 were included in the inferred resource classification since the former were an incomplete population and would skew the estimate

8      DISCUSSION AND CONCLUSIONS

8.1     DISCUSSION

This study has shown that selective sampling of the tailings in 2004 provided sufficient data for the author's confirmation of criteria and assays carried out on tailings sampling 14 years before, thus allowing for an opinion to be given for an inferred tailings resource.

However, for this project to be advanced caution is needed. The current metallurgical testing needs validation and further sampling is essential for metallurgical confirmation of oxide material characteristics below the 'top 4 m' and in those areas inaccessible in 2004. Such additional sampling will also provide assay data for resource review.

Two important factors emerge for this study

-	the lack of exploration in the l990s either in prospective areas away from the minesite or in the mine by way of mine development which led in time to the cessation of mine operations;

-
apparent high costs of operations related in part to the loss of precious metals to tails which in turn meant faster draw down of production tonnage than was necessary, i.e. accelerated depletion and wasting of mine reserves.

Yet in both these cases there was clear evidence: the Luismin report recommending surface exploration on other concessions within the holdings where there was encouraging outcrop, and metallurgical test reports, one of which was co-authored by a then mine manager in the mid 1990s, pointing out the precious metal losses from insufficient grinding.

Now it appears that at least one concession flagged in the 1993 Luismin study has been dropped and only recently.

There are two levels of management essential in mining. The strategic one which leads to the finding and development of ore and the shorter term, which organizes the extraction and metal recovery at a cost less than the revenue.

8.2     CONCLUSIONS

Based on the evidence presented here, discussions with those noted and contributions, secondary data sources, experience and professional engineering and marketing judgement, all as contained in this study, it is our professional opinion that:

›	the estimation of an inferred resource in the oxide tailings is but a start in the rehabilitation of the Avino mine and minesite;

›	negotiations and agreements on surface land use with the relevant landowners is essential and must be implemented without delay;

›
the current metallurgical characterisation needs validating and further tailings sampling is essential to confirm metallurgical characteristics in those areas either not in the 'top 4 m' or were inaccessible in 2004 being below the sulphide top bench or middle oxide bench;

›
there is a need for a strategic plan which must address and set priorities within and between surface exploration including merits of current mineral concessions and adjoing lands and those concessions recently dropped - all with reference to the Luismin study; exploration for mine reserves and/and or extensions and tailings development.

9     DEVELOPMENT RECOMMENDATIONS AND BUDGET

9.1     RECOMMENDATIONS

Two conclusions demand first attention. Underlying this are the options of mine development, exploration in other parts of the property or development of the tailings.

First and foremost is the essential need for asset protection, for existing facilities and areas of mining activity, by securing agreements on surface land and access to and use. With this underway a strategic analysis should be commissioned to examine the relative merits and potential costs and benefits of three separate facets of the Avino property.

●	merits of current mineral concessions and those recently dropped all with reference to the Luismin study and exploration thereof;
                        ●  exploration for mine reserves and extensions; and
                        ●         tailings development.

All components of the strategic plan will require large budgets. For example just the sampling and metallurgical characterisation of those tailings areas not sampled in 2004 could well costs $C 100 000.

9.2  PRELIMINARY BUDGET

For the above we believe a preliminary budget as follow is reasonable and from which rational plans and budgets can be set for the next stage of property development:

1	investigate, negotiate and prepare surface land use agreements - $C 35 000 (which excludes payments under the agreements)

2
investigate and prepare a strategic plan. An essential prelude to this is a prospecting programme over the mineral concessions. Sample sites should be clearly marked and logged for mapping by GPS - $C 30 000 of which $C 14 000 is believed to be a reasonable estimate for the prospecting and elementary mapping.

MineStart•
Management Inc.

7 October 2005

Certificate of Author

I, Bryan A. Slim PEng do hereby certify that:

1 I am an independent consulting mining engineer and principal of MineStart Management Inc

2 My academic qualifications are:
- Bachelor of Science in Mining from University of London, England - 1963
-	Associate of the Royal School of Mines, Imperial College of Science and Technology in London, England - 1963
- Master in Business Administration from Simon Fraser University, Vancouver - 1990

3 My professional associations are:
-	member of the Association of Professional Engineers and Geoscientists in the Province of British Columbia, Canada
- Chartered Engineer in England
- member of the Institution of Mining and Metallurgy, England
- Mine Managers Certificate of Competency, Republic of South Africa
- member of the Canadian Institute of Mining and Metallurgy

4	I have been professionally active in the mining industry for 42 years since initial graduation from university.

5
I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person" for the purposes of NI 43 -101.

6
I am responsible for the preparation of all sections of the technical report entitled A Tailings Resource and dated 7 October 2005 relating to the Avino mine and tailings whose Mexican mine-site and offices I last visited between 27 June and 8 July 2004.

1763 Scott Road, North Vancouver, B.C., Canada, V7J 3J4  Phone: (604) 986-7014  Fax: (604) 986-7017  email: minstart@istar.ca

7	I had prior involvement with the property in 2003 in carrying out some preliminary investigations, as a preliminary to this technical report.

8
I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, the omission of which makes the technical report misleading.

9	I am independent of the issuer, applying all of the tests in section 1.5 of National Instrument 43-101.

10	I have read National Instrument 43-101 and Form 43-101FI, and the technical report has been prepared in compliance with that instrument and form.

11
Subject to agreement by Avino Silver & Gold Mines Ltd., I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their web-sites accessible by the public, of the Technical Report, for reading only.

12	This report supersedes all previous reports on the Avino property by MineStart• Management Inc and this author.

13
This report is for use by Avino Silver & Gold Mines Ltd., subject to the terms and conditions of its contract with MineStart• Management Inc. That contract permits Avino Silver & Gold Mines Ltd to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report by any third party are at that party’s sole risk. All rights reserved

            Signed and sealed as of 7th day of October 2005 in North Vancouver

            Bryan Slim, ARSM, BSc, MBA, MIMM, CEng, PEng